EXHIBIT 99.2

October 27th, 2016

TO:	British Columbia Securities Commission
Alberta Securities Commission

Dear Sirs/Mesdames:

Re:	Avino Silver & Gold Mines Ltd. (the “Company”)

I, Michael O’Brien, P. Geo., M.Sc., Pr. Sci. Nat., FAusIMM, FSAIMM, of QG Consulting Australia (Pty) Ltd consent to the public filing of the technical report titled “Avino Silver & Gold Mines Ltd. Amended Resource Estimate Update for the Avino Property, Durango, Mexico” dated October 27, 2016 by QG Australia (Pty) Ltd. and Tetra Tech (the “Technical Report”).

I also consent to any extracts from or a summary of the Technical Report in the Company’s news release dated September 26, 2016.

I certify that I have read the news release filed by the Company, and that it fairly and accurately represents the information in the Technical Report.

Sincerely,

QG AUSTRALIA (PTY) LTD.

“Michael O’Brien” {signed and sealed}

Michael O’Brien, P. Geo., M.Sc.
M.Sc., Pr. Sci. Nat., FAusIMM, FSAIMM